Brian Higdon, CAMS · 3rd

Chief Compliance Officer at Envel

Boston, Massachusetts, United States · Contact info

500+ connections

Envel

Georgetown University

Experience

Envel
Full-time · 1 yr 8 mos
Boston, Massachusetts, United States

- **Chief Compliance Officer**
  May 2021 - Present · 11 mos
- **Director**
  Aug 2020 - Present · 1 yr 8 mos

  Financial Crimes & Compliance Director

AML Officer
WELLS FARGO FUNDS DISTRIBUTOR, LLC
Jun 2019 - Aug 2020 · 1 yr 3 mos
Boston, Massachusetts, United States

Financial Crimes Manager
Wells Fargo Asset Management
Apr 2019 - Aug 2020 · 1 yr 5 mos
Boston, Massachusetts, United States

AML Operations Manager
Circle
Jul 2018 - Apr 2019 · 10 mos
Boston, Massachusetts

Manager
Deloitte
Aug 2015 - Jul 2018 · 3 yrs
Columbus, Ohio Area

Anti-Money Laundering Consulting
Deloitte Advisory

Show all 9 experiences →

Education

Georgetown University
AB, Government and International Relations
Grade: Cum Laude

Acton-Boxborough Regional High School